ARMLOGI HOLDING CORP.

January 23, 2025

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention: Anuja Majmudar

Re:	Armlogi Holding Corp.
Registration Statement on Form S-1
Filed on January 15, 2025
File No. 333-283878

Dear Ms. Majmudar:

On January 22, 2025, we filed a letter with the U.S. Securities and Exchange Commission via EDGAR, requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), so that it may be declared effective at 4:30 p.m., Eastern Time, on January 24, 2025, or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at this specific date and time and we hereby formally withdraw such request for acceleration.

Very truly yours,

Armlogi Holding Corp.

By:	/s/ Aidy Chou
Name:	Aidy Chou
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC